UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2015

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Nes Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Below is an English translation (from Hebrew) of an immediate report by BiondVax Pharmaceuticals Ltd. as published on the Tel-Aviv Stock Exchange Ltd. and the Israeli Securities Authority on May 31, 2015, in accordance with the Israeli Security Regulations.

May 31, 2015

To	To
Israeli Securities Authority	The Tel Aviv Stock Exchange Ltd.

Re: Immediate Report

The Company hereby reports that on May 26 and May 28, 2015, the Compensation Committee of the Board of Directors and the Board of Directors, respectively, approved the following resolutions:

(1)	Increasing Dr. Babecoff's monthly salary from NIS 52,500 to NIS 80,000 ($20,618, calculated using the exchange rate reported by the Bank of Israel for May 28, 2015, at an exchange rate of one U.S. dollar per NIS 3.88 reflecting total employment costs, except for the proposed option grant as described herein) and the grant of unregistered options in accordance to the Company's 2005 Israeli Share Option Plan (the "2015 Plan"), in an amount equal to 5% of the Company's issued and outstanding capital on a fully diluted basis, as of May 21, 2015, and at an exercise price equal to 130% of the average sale share price on TASE during the thirty (30) trading days prior to the date of the approval of such grant by the Board of Directors. The options are scheduled to vest over a period of 3 years and shall expire 10 years from the grant date. The compensation terms and grant of the options to Dr. Babecoff are subject to all approvals required by law, including the approval of the general meeting of the Company's shareholders and the requisite approval from TASE.

(2)	the grant of unregistered options, exercisable for up to 3,780,000 ordinary shares of the Company NIS 0.0000001 par value each in accordance to the 2015 Plan to the Company's employees, of which 500,000 options shall be granted to the CFO, Mr. Uri Ben Or, and additional 500,000 options shall be granted to the Chief Scientific Officer, Ms. Tamar Ben Yedidia. The options are scheduled to vest over a period of three (3) years and shall expire 10 years from the grant date. Each option shall be exercisable at an exercise price equal to 130% of the average sale share price on TASE during the thirty (30) trading days prior to the options' grant date. The grant of the options is subject to all approvals required by law, including the requisite approval from TASE. The Company shall publish an immediate report regarding the grant of options as required by law. It is hereby clarified that the above-mentioned option grant is in compliance with the Company's compensation policy.

(3)	increasing Ms. Tamar Ben Yedidia's monthly salary from NIS 27,300 to 39,700 thousand NIS ($10,230, calculated using the exchange rate reported by the Bank of Israel for May 28, 2015, at an exchange rate of one U.S. dollar per NIS 3.88, reflecting total employment costs, except for the proposed option grant as described herein). Ms. Ben Yedidia's monthly salary increase was approved in compliance with the Company's compensation policy.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: June 1, 2015	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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